UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

HCSB Financial Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

40413R 107

(CUSIP Number)

Lisa Tamburini

Legal Counsel and Chief Compliance Officer

RMB Asset Management

115 S. LaSalle, 34th Floor

Chicago, IL 60603

(312) 870-5685

With a copy to:

David M. Matteson

Drinker Biddle & Reath LLP

191 N. Wacker Dr., Ste. 3700

Chicago, IL 60606

(312) 569-1145

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 11, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐. (see explanatory note).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: RMB Capital Management LLC 59-3792751
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 40,000,000(1)
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 40,000,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 40,000,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.9%(2)
14	TYPE OF REPORTING PERSON: IA

(1)	Represents (i) 35,968,163 shares of the Issuer’s common stock, $0.01 par value per share (“Common Stock”), beneficially owned directly by Mendon Capital Master Fund, Ltd. (“MCMF”) and (ii) 4,031,837 shares of Series A Preferred Stock that are issuable upon the conversion of the 40,318.37 shares of the Issuer’s Common Stock directly beneficially owned by MCMF.
(2)	As more fully described in Item 4, these reported securities are subject to a 9.9% beneficial ownership blocker and the percentage set forth in row (13) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (8), (10) and (11) show the number of Shares of Common Stock that would be issuable upon full exercise of conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

1	NAMES OF REPORTING PERSONS: Mendon Capital Master Fund Ltd. 98-1165011
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 40,000,000(1)
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 40,000,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 40,000,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.9%(2)
14	TYPE OF REPORTING PERSON: IA

(1)	Represents (i) 35,968,163 shares of the Issuer’s Common Stock, beneficially owned directly by RMB Capital Management LLC and (ii) 4,031,837 shares of Series A Preferred Stock that are issuable upon the conversion of the 40,318.37 shares of the Issuer’s Common Stock directly beneficially owned by RMB Capital Management LLC.
(2)	As more fully described in Item 4, these reported securities are subject to a 9.9% beneficial ownership blocker and the percentage set forth in row (13) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (8), (10) and (11) show the number of Shares of Common Stock that would be issuable upon full exercise of conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

1	NAMES OF REPORTING PERSONS: RMB Mendon Managers LLC 45-5170846
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 40,000,000(1)
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 40,000,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 40,000,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.9%(2)
14	TYPE OF REPORTING PERSON: IA

(1)	Represents (i) 35,968,163 shares of the Issuer’s Common Stock, beneficially owned directly by RMB Mendon Managers LLC and (ii) 4,031,837 shares of Series A Preferred Stock that are issuable upon the conversion of the 40,318.37 shares of the Issuer’s Common Stock directly beneficially owned by RMB Mendon Managers LLC.
(2)	As more fully described in Item 4, these reported securities are subject to a 9.9% beneficial ownership blocker and the percentage set forth in row (13) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (8), (10) and (11) show the number of Shares of Common Stock that would be issuable upon full exercise of conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

1	NAMES OF REPORTING PERSONS: RMB Capital Holdings LLC 45-2624924
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 40,000,000(1)
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 40,000,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 40,000,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.9%(2)
14	TYPE OF REPORTING PERSON: IA

(1)	Represents (i) 35,968,163 shares of the Issuer’s Common Stock, beneficially owned directly by RMB Capital Holdings LLC and (ii) 4,031,837 shares of Series A Preferred Stock that are issuable upon the conversion of the 40,318.37 shares of the Issuer’s Common Stock directly beneficially owned by RMB Capital Holdings LLC.
(2)	As more fully described in Item 4, these reported securities are subject to a 9.9% beneficial ownership blocker and the percentage set forth in row (13) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of Shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

1	NAMES OF REPORTING PERSONS: Mendon Capital Advisors Corp. 13-3894706
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 40,000,000(1)
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 40,000,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 40,000,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.9%(2)
14	TYPE OF REPORTING PERSON: IA

(1)	Represents (i) 35,968,163 shares of the Issuer’s Common Stock, beneficially owned directly by Mendon Capital Advisors Corp. and (ii) 4,031,837 shares of Series A Preferred Stock that are issuable upon the conversion of the 40,318.37 shares of the Issuer’s Common Stock directly beneficially owned by Mendon Capital Advisors Corp.
(2)	As more fully described in Item 4, these reported securities are subject to a 9.9% beneficial ownership blocker and the percentage set forth in row (13) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (8), (10) and (11) show the number of Shares of Common Stock that would be issuable upon full exercise of conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.10 per share (“Common Stock”), of HCSB Financial Corporation., a South Carolina corporation (the “Issuer” or “Company”). The principal executive offices of the Issuer are located at 5009 Broad Street, Loris, South Carolina 29569.

Item 2.	Identity and Background.

This statement is being filed by RMB Capital Management LLC, a Delaware limited liability company (“RMB Capital”), RMB Mendon Managers LLC, a Delaware limited liability company (“RMB Mendon”), RMB Capital Holdings, LLC, a Delaware limited liability company (“RMB Holdings”), Mendon Capital Advisors Corp., a Delaware Corporation (“MCA”) and Mendon Capital Master Fund Ltd., a corporation incorporated under the laws of the Cayman Islands with limited liability “(MCMF” and together with RMB Capital, RMB Mendon, RMB Holdings and MCA, the “Reporting Persons”).

The principal address of each of the Reporting Persons is 115 S. LaSalle, 34th Floor, Chicago, IL 60603, except that MCA is located at 150 Allens Creek Road, Rochester, NY 14618. Each of RMB Capital, RMB Mendon, RMB Holdings and MCA is an investment advisor or management company affiliated with a group of investment funds that includes MCMF.

The name, present principal occupation or employment and citizenship of each director, manager and executive officer (who is a natural person) of each corporate, limited liability company or partnership Reporting Person is set forth below. The business address of each director, manager and executive officer set forth below is 115 S. LaSalle, 34th Floor, Chicago, IL 60603, except that the business address of Ms. Solomon and Mr. Thomas is PO Box 1093, Boundary Hall, Cricket Square, George Town, Grand Cayman KY1-1102. During the past five years, none of the Reporting Persons and, to the best of their knowledge, none of the managers listed below has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The controlling member and manager of RMB Capital is RMB Holdings. The name of each director and principal officer of RMB Holdings is set forth below, together with the present principal occupation and citizenship of each listed person.

RMB Capital Holdings LLC

Name	Present Principal Occupation	Citizenship
Walter Clark	Manager	U.S.A.
Richard M. Burridge	Manager	U.S.A.
Frederick Paulman	Manager	U.S.A.
Jeffrey Pearsall	Manager	U.S.A.

The investment manager of MCMF is RMB Mendon. The controlling members of RMB Mendon are RMB Capital and MCA. The name of each director and principal officer of MCA and MCMF is set forth below, together with the present principal occupation and citizenship of each listed person.

Mendon Capital Advisors Corp.

Name	Present Principal Occupation	Citizenship
Anton Schutz	President and Director	U.S.A.

Mendon Capital Master Fund Ltd.

Name	Present Principal Occupation	Citizenship
Walter Clark	Director and President	U.S.A.
Maher Harb	Chief Financial Officer	U.S.A.
Letitia Solomon	Director	Cayman Islands
Charles Thomas	Director	United Kingdom

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons used available working capital funds to fund the acquisition of the shares of Common Stock, and did not borrow any of the funds used for the acquisition.

Item 4.	Purpose of Transaction.

On April 11, 2016, MCMF consummated an aggregate purchase of 35,968,163 shares of the Company’s Common Stock and 40,318.37 shares of the Company’s Series A Preferred Stock, which are convertible into 4,031,837 shares of the Company’s Common Stock at the option of MCMF, subject to the terms of the Series A Preferred Stock. The Common Stock and the Series A Preferred Stock were purchased by MCMF pursuant to the Stock Purchase Agreement, dated March 2, 2016, between the Company and MCMF (the “Stock Purchase Agreement”).

Pursuant to the Certificate of Designations establishing the Series A Preferred Stock, each share of Series A Preferred Stock is convertible into one hundred shares of Common Stock, provided no such conversion may result in a holder, together with its affiliates, owning or controlling in the aggregate more than 9.9% voting ownership interest in the Company. On the date that the Company shall have obtained Shareholder approval for an amendment of its Articles of Incorporation to authorize a class of Non-Voting Common Stock in an amount of shares sufficient to permit the full conversion of the Series A Preferred Stock into shares of Non-Voting Common Stock, the shares of Series A Preferred Stock beneficially owned by MCMF shall cease to be convertible into shares of Common Stock and shall be automatically converted into shares of such class of Non-Voting Common Stock. The Common Stock and Series A Preferred Stock acquired by MCMF (or Common Stock or Non-Voting Common Stock into which such Series A Preferred Stock is convertible) shall collectively be referred to as the “Securities.”

MCMF acquired the Securities for investment purposes. The investment was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Company.

Subject to the limitations imposed by the Stock Purchase Agreement and applicable federal and state securities laws, MCMF may seek to dispose of the Securities (including, without limitation, distributing some or all of the Securities to MCMF’s respective members, partners, stockholders or beneficiaries, as applicable) from time to time, subject to market conditions and other investment considerations. To the extent permitted by the Stock Purchase Agreement and applicable bank regulatory limitations, each Reporting Person may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of MCMF’s investment in the Securities, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.

To the extent permitted under the Stock Purchase Agreement and passivity commitments described below, the Reporting Persons may engage in discussions with management, the board of directors, other stockholders of the Company and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Company.

In connection with MCMF’s purchase of the Securities described herein, subject to any applicable legal and regulatory requirements, the Company agreed to appoint one designee on behalf of RMB Capital to serve as a director of the Company and to nominate such designee for election at the next annual meeting of the Company’s shareholders.

The foregoing reference to and description of the Stock Purchase Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Form of Stock Purchase Agreement, which is filed as Exhibit 1 hereto and incorporated herein by reference.

Other than as described in this Item 4, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, and 6 is incorporated by reference herein.

(a)(b) The Reporting Persons collectively beneficially own 40,000,000 shares of Common Stock in the aggregate, representing approximately 9.9% of the outstanding Common Stock. The shares of Common Stock beneficially owned by the group are held by MCMF. By virtue of their affiliation with or control of MCMF, RMB Holdings, RMB Capital, MCA and RMB Mendon may be deemed to share beneficial ownership of (and voting and dispositive power with respect to) the shares of Common Stock beneficially owned by MCMF.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Items 2, 3 and 4 is incorporated herein by reference.

Effective March 2, 2016, MCMF entered into a Stock Purchase Agreement with the Company pursuant to which MCMF agreed, subject to the terms and conditions of such Stock Purchase Agreement, to invest collectively $4,000,000 in the Company through an aggregate purchase of 35,968,163 shares of Common Stock at a price of $0.10 per share and 40,318.37 shares of Series A Preferred Stock at a price of $10.00 per share.

The following is a description of certain terms of the Stock Purchase Agreement and related agreements and arrangements in connection with MCMF’s acquisition of the Securities:

Representations and Warranties. Customary representations and warranties were made by the Company to MCMF relating to the Company, its business and the issuance of the Common Stock, as well as customary representations and warranties by MCMF to the Company.

Board Representation. In connection with MCMF’s purchase of the Series A Preferred Stock described herein, subject to any applicable legal and regulatory requirements, the Company agreed to appoint one designee on behalf of RMB Capital to serve as a director of the Company and to nominate such designee for election at the next annual meeting of the Company’s shareholders.

Registration Rights. The Company has granted MCMF customary registration rights with respect to the Securities held by MCMF from time to time pursuant to the terms of a Registration Rights Agreement entered in connection with the Stock Purchase Agreement. Pursuant to such registration rights, the Company has agreed to prepare and file with the Securities and Exchange Commission a shelf registration statement covering the resale of the Series A Preferred Stock and underlying Common Stock within one year of MCMF’s purchase of the Securities, subject to certain deadlines and applicable regulations of the Securities and Exchange Commission.

The foregoing references to and description of the Stock Purchase Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Form of Stock Purchase Agreement and exhibits thereto (including the Form of Registration Rights Agreement and the side letter relating to RMB Capital’s right to appoint a director), which are filed as Exhibit 1 hereto and incorporated herein by reference.

In connection with the acquisition of Securities by MCMF, the Reporting Persons and certain affiliated parties of the Reporting Persons made certain passivity commitments to the Board of Governors of the Federal Reserve System to ensure that the Reporting Persons and their affiliates will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Company or any of its subsidiaries.

Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 Form of Stock Purchase Agreement, dated March 2, 2016, between HSBC Financial Corporation and Mendon Capital Master Fund Ltd. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A filed March 9, 2016)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2016	RMB CAPITAL MANAGEMENT LLC

By: RMB Capital Holdings, LLC
Its: Manager

	By:	/s/ Walter Clark
	Name:	Walter Clark
	Title:	Manager

RMB CAPITAL HOLDINGS LLC

	By:	/s/ Walter Clark
	Name:	Walter Clark
	Title:	Manager

RMB MENDON MANAGERS LLC

By: RMB Capital Management LLC
Its: Manager

By: RMB Capital Holdings, LLC
Its: Manager

	By:	/s/ Walter Clark
	Name:	Walter Clark
	Title:	Manager

MENDON CAPITAL MASTER FUND LTD.

By: RMB Capital Management LLC
Its: Investment Sub-Advisor

By: RMB Capital Holdings, LLC
Its: Manager

	By:	/s/ Walter Clark
	Name:	Walter Clark
	Title:	Manager

MENDON CAPITAL ADVISORS CORP.

	By:	/s/ Anton Schutz
	Name:	Anton Schutz
	Title:	President

[Signature Page to 13D]

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) this statement on Schedule 13D, and any amendments or supplements thereto required or permitted under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with understanding and agreement by the undersigned, as described herein, with respect to the voting of the common stock of HCSB Financial Corporation. For that purpose, the undersigned hereby constitute and appoint RMB Capital Management LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and of the Securities Exchange Act of 1934, as amended, in connection with said action, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: April 20, 2016
RMB CAPITAL MANAGEMENT LLC

By: RMB Capital Holdings, LLC
Its: Manager

	By:	/s/ Walter Clark
	Name:	Walter Clark
	Title:	Manager

RMB CAPITAL HOLDINGS LLC

	By:	/s/ Walter Clark
	Name:	Walter Clark
	Title:	Manager

RMB MENDON MANAGERS LLC

By: RMB Capital Management LLC
Its: Manager

By: RMB Capital Holdings, LLC
Its: Manager

	By:	/s/ Walter Clark
	Name:	Walter Clark
	Title:	Manager

[Signature Page to Joint Filing Agreement (continued on following page)]

MENDON CAPITAL MASTER FUND LTD.

By: RMB Capital Management LLC
Its: Investment Sub-Advisor

By: RMB Capital Holdings, LLC
Its: Manager

By:	/s/ Walter Clark
Name:	Walter Clark
Title:	Manager

MENDON CAPITAL ADVISORS CORP.

By:	/s/ Anton Schutz
Name:	Anton Schutz
Title:	President

[Signature Page to Joint Filing Agreement (continued form previous page)]